

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

February 22, 2018

Ricardo Cardenas
Chief Financial Officer
Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837

      Re: Darden Restaurants, Inc.
             Form 10-K for Fiscal Year Ended May 28, 2017
             Filed July 21, 2017
             File No. 001-13666

Dear Mr. Cardenas:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Melissa Raminpour

                          Melissa Raminpour
                          Branch Chief
                          Office of Transportation and Leisure